UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                          Telewest Communications plc
                                (Name of Issuer)

                          Ordinary Shares of 10p each
                         (Title of Class of Securities)

                                     None**
                                 (CUSIP Number)


                             Andrew A. Merdek, Esq.
                              Cox Enterprises, Inc.
          1400 Lake Hearn Drive, Atlanta, Georgia 30319 (404) 843-5564
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 8, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** The CUSIP Number for the American Depositary Shares, each representing ten Ordinary Shares of 10p each, is 87956P 10 5.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. None (However, the CUSIP Number for the American         Page 2 of 13
          Depositary Shares representing the Ordinary Shares
          is 87956P 10 5)
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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                       Barbara Cox Anthony


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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]

                                                       Not Applicable
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   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


                                                       OO (See Item 4)

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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

                                                       Not Applicaple
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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                       U.S.A.


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES                                                       0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                             253, 765,818
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                                                        0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                       253, 765,818

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                       253, 765,818

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
                                                       Not Applicable
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                       Approximately 11.8% (1)

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                                                       OO (trustee, See Item 5)

--------------------------------------------------------------------------------

________________________
1/ Based on the information contained in a press release issued by Telewest Communications plc on September 15, 1998 and filed as exhibit 99.4 to Telewest's report on Form 8-K, dated September 1, 1998 (commission file no. 0-26840).

Schedule 13D/A                                                     Page 3 of 13
Barbara Cox Anthony
Telewest Communications plc

ITEM 1.  SECURITY AND ISSUER

     This statement relates to the Ordinary Shares, par value 10p each ("Ordinary Shares"), of Telewest Communications plc, a company organized and existing under the laws of England and Wales (the "Issuer").

     The address of the principal executive and business office of the Issuer is:

                           Telewest Communications plc
                       Genesis Business Park, Albert Drive
                             Woking, Surrey GU21 5RW
                                 United Kingdom

ITEM 2.  IDENTITY AND BACKGROUND

     (a) The person filing this statement on Schedule 13D is Barbara Cox Anthony. A joint statement on Schedule 13D is being filed separately for Cox U.K. Communications, L.P. ("Cox U.K." or the "Cox Affiliate"), Cox Communications International, Inc. ("Cox International"), Cox Communications, Inc. ("CCI"), Cox Holdings, Inc. ("CHI") and Cox Enterprises, Inc. ("CEI") (collectively, the "Cox Entities"). Anne Cox Chambers, who shares control with Mrs. Anthony over the Cox Entities, is also filing a separate statement on
Schedule 13D.

     (b) The principal residence address of Mrs. Anthony is 3944 Noela Place, Honolulu, Hawaii 96815.

     (c) The present principal employment of Mrs. Anthony is Director and Vice President of CEI.

     (d) During the last five years, Mrs. Anthony has not been convicted in a criminal proceeding.

     (e) During the last five years, Mrs. Anthony has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which she was or is subject to any judgment, decree or final order enjoining future violationsof, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Schedule 13D/A                                                     Page 4 of 13
Barbara Cox Anthony
Telewest Communications plc


     (f) Mrs. Anthony is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Except as provided in the share exchange agreement among the Predecessor, the Issuer, CCI, the Cox Affiliate, SBCC and certain affiliates of SBCC, dated as of August 11, 1995 (the "SBCC Share Exchange Agreement"), no separate consideration was paid in connection with the acquisition by the Cox Affiliate of Ordinary Shares and convertible preference shares, par value 10p each, of the Issuer (the "Preference Shares") in 1995. In addition, no consideration was paid in connection with the acquisition of Ordinary Shares as a result of conversion of the Preference Shares as of September 8, 1998. On September 11, 1998, the Cox Affiliate acquired 46,373,234 Ordinary Shares from the Issuer. CCI paid the aggregate purchase price of 42,895,277.45 British pounds (or approximately U.S.$71,755,000 based on the "Late NY" exchange rate published in the Wall Street Journal on September 14, 1998) with borrowings under an existing bank credit facility. Each of the foregoing transactions is described in Item 4 below.

ITEM 4.  PURPOSE OF TRANSACTION

     In  1995,  the   shareholders   of  the  predecessor  to  the  Issuer  (the
"Predecessor") approved a merger (the "Merger") with SBC CableComms (UK) ("SBCC"), whereby the shareholders of the Predecessor and SBCC would transfer all of their shares in those companies to the Issuer in exchange for Ordinary Shares and, in certain cases, Preference Shares. Pursuant to the Merger and the SBCC Share Exchange Agreement, the outstanding shares of SBCC were exchanged for Ordinary Shares and Preference Shares, and the Cox Affiliate received 91,997,480 Ordinary Shares and 115,395,104 Preference Shares.

     The foregoing description of the SBCC Share Exchange Agreement is qualified in its entirety by reference to the SBCC Share Exchange Agreement, a copy of which was previously filed as Exhibit 7.01 to the original Schedule 13D and is incorporated herein by reference.

Schedule 13D/A                                                     Page 5 of 13
Barbara Cox Anthony
Telewest Communications plc

     In June 1998, the Issuer conditionally offered to purchase all of the issued ordinary shares of General Cable plc ("General Cable") for a combination of cash and Ordinary Shares and to purchase all of the issued American
Depository  Shares of  General  Cable  for a  combination  of cash and  American
Depositary Shares of the Issuer (the "Offer"). The Issuer announced that the Offer became unconditional in all respects on September 1, 1998 and that it had received valid acceptance of the Offer representing approximately 93.56% of General Cable's issued share capital. The Issuer funded the cash portion of the Offer with a pre-emptive issue, by way of an open offer, to its securityholders (the "Pre-emptive Issue"). Cox U.K., Media One Group, Inc. ("Media One"), and Tele-Communications International, Inc. ("TINTA") agreed to subscribe for their full, pro rata entitlement in the Pre-emptive Issue and to subscribe for any remaining shares not subscribed for by other securityholders of the Issuer. On September 11, 1998, CCI, through the Cox Affiliate, purchased 46,373,234 Ordinary Shares pursuant to the Pre-emptive Issue.

     In addition, Cox, Media One, TINTA and SBC Communications, Inc. ("SBC") agreed to convert their respective holdings of Preference Shares into Ordinary Shares upon the Offer becoming unconditional. The Preference Shares were convertible into Ordinary Shares on a 1-for-1 basis for no additional consideration, and all of the outstanding Preference Shares were converted into Ordinary Shares as of September 8, 1998.

     Mrs. Anthony acquired indirect beneficial ownership of the Ordinary Shares for investment purposes. The Cox Entities, subject to the agreements described below, are evaluating various options to monetize all or part of the investment in the Issuer. Although no agreement exists as to the timing or amount of any sales, the Cox Entities may determine to sell all or a portion of the Ordinary Shares that Cox U.K. holds at any time or from time to time. In addition, the Cox Entities may in the future acquire additional Ordinary Shares of the Issuer through open market purchases, private transactions or otherwise. In reaching any decisions regarding any of the foregoing, the Cox Entities will consider various factors including, but not limited to, the Issuer's business prospects, other developments concerning the Issuer, other business opportunities available to CCI and its affiliates, developments concerning CCI and its affiliates and their businesses, and general economic and regulatory conditions.

     Mrs. Anthony and the Cox Entities reserve the right to change their intention regarding the investment in the Issuer's Ordinary Shares and to take actions, presently undetermined, that could result in or relate to the items enumerated in paragraphs (a) - (j) of Item 4 of Schedule 13D.

Schedule 13D/A                                                     Page 6 of 13
Barbara Cox Anthony
Telewest Communications plc



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) Mrs. Anthony indirectly beneficially owns 253,765,818 Ordinary Shares, which represents approximately 11.8% of the Issuer's outstanding Ordinary Shares following (i) conversion of all outstanding Preference Shares, (ii) consummation of the Pre-emptive Issue, and (iii) issuance of Ordinary Shares, including American Depositary Shares representing Ordinary Shares, to General Cable securityholders (assuming the exercise of all outstanding General Cable options and full acceptance of the Offer).

     The above Ordinary Shares are directly beneficially owned by Cox U.K. The sole general partner of Cox U.K. is Cox International, which is a wholly owned subsidiary of CCI, which in turn is controlled by CHI, which is wholly owned by CEI.

     As a trustee of the Barbara Cox Anthony Atlanta Trust and of the Dayton Cox Trust A, Mrs. Anthony has beneficial ownership of an aggregate of approximately 69.6% of the outstanding capital stock of CEI. As a trustee of the Barbara Cox Anthony Atlanta Trust and of the Dayton Cox Trust A, Anne Cox Chambers has beneficial ownership of an aggregate of approximately 69.6% of the outstanding capital stock of CEI. Thus, Mrs. Chambers and Mrs. Anthony together ultimately control CEI, and thereby indirectly exercise beneficial ownership over the shares reported in this Schedule 13D/A.

     (b) Mrs. Anthony shares with Mrs. Anthony the indirect power to direct the vote or direct the disposition of the 253,765,818 Ordinary Shares.

     (c) On September 8, 1998, Cox U.K. converted 115,395,104 Preference Shares into 115,395,104 Ordinary Shares. On September 11, 1998, Cox U.K. purchased 46,373,234 Ordinary Shares for a purchase price of 92.5 pence per share as part of the Pre- emptive Issue.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Ordinary Shares referred to in paragraph (b) above.

Schedule 13D/A                                                     Page 7 of 13
Barbara Cox Anthony
Telewest Communications plc

     (e) Not applicable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The following  contracts  exist with respect to the Ordinary  Shares of the
Issuer:

RELATIONSHIP AGREEMENT

     The Issuer, TINTA and United Artists Programming-Europe, Inc. (the "TINTA Affiliate"), MediaOne, MediaOne UK Cable, Inc. and MediaOne Cable Partnership Holdings, Inc. (together, the "MediaOne Affiliates") Cox, the Cox Affiliate, SBC and Southwestern Bell International Holdings (UK-1) Corporation (the "SBC Affiliate") have entered into an Amended and Restated Relationship Agreement (the "Relationship Agreement") with respect to the management of the Issuer and the ownership, voting and disposal of their beneficial shares in the Issuer. The Relationship Agreement became effective as of September 1, 1998, and it supersedes the Co-Operation Agreement and the Share Dealing Agreement, each as defined and described in the original Schedule 13D. The following summary of the provisions of the Relationship Agreement which affect the holding or voting of the Ordinary Shares is qualified in its entirety by reference to the Relationship Agreement, a copy of which is incorporated by reference as Exhibit
7.05 to this Schedule 13D/A.

Voting Arrangements between the TINTA Group and the MediaOne Group

     Pursuant to the Relationship Agreement, the TINTA Affiliate and the MediaOne Affiliates have agreed that, on any matter requiring shareholder approval, they will vote their Ordinary Shares together in such manner as may be agreed by them or, in the absence of such agreement, will vote their Ordinary Shares together in the manner that would most likely continue the status quo without materially increasing the Issuer's financial obligations or materially deviating from its approved budget and business plan. If the TINTA Affiliate or the MediaOne Affiliates, as the case may be, have a conflict of interest in any matter, they shall abstain from voting (or the Ordinary Shares owned by TW Holdings LLC ("TW Holdings") and attributable to them shall not be voted) and the members of the other affiliate group may vote (or the Ordinary Shares owned by TW Holdings shall be voted) on such matter as they deem appropriate. These voting restrictions will lapse after December 31, 1999 if TINTA or MediaOne so notifies the other following the disposal by the other of more

Schedule 13D/A                                                     Page 8 of 13
Barbara Cox Anthony
Telewest Communications plc

than 43 million of its Ordinary Shares other than to an Affiliate or pursuant to a Permitted Demerger (defined as certain distributions which result in an Affiliate of the transferor owning 80% or more of the transferor's shares in the Issuer) or with the other's consent. As a result of these ownership and voting arrangements, the TINTA Affiliate and the MediaOne Affiliates together generally will be able to influence materially the outcome of any matter requiring shareholder approval (other than one involving a special resolution), including the election or removal of Directors, the creation and issue of further shares and the granting of the necessary authority to the Directors to allot any unissued shares.

     The Relationship Agreement also provides that for so long as either the TINTA and its affiliates (the "TINTA Group") or the MediaOne and its affiliates (the "MediaOne Group") holds 15% or more of the Ordinary Shares in issue ignoring all Ordinary Shares issued pursuant to or for the purposes of share options, the consent of the TINTA Group and/or the MediaOne Group (as appropriate) must be obtained by the Issuer before: (a) making any material acquisition or disposal out of the ordinary course of business including any transaction which would qualify as a Class 2 transaction for the purposes of the Listing Rules of the London Stock Exchange Limited or which the Board intends to announce; (b) incurring any borrowings or indebtedness in the nature of borrowings or granting any security interest in excess of 50 million British pounds in aggregate (excluding borrowings under facilities in place at the date the Relationship Agreement became unconditional and any borrowings or security interest consented to after that date); (c) allotting or issuing shares or securities convertible into shares or granting options other than pursuant to the offer to acquire General Cable plc, the Pre-emptive Issue or the conversion by the TINTA Affiliate, the Media One Affiliate, the Cox Affiliate and the SBC Affiliate of their holdings of Preference Shares into Ordinary Shares or pursuant to options (depending on their terms), convertibles or similar securities granted or issued before the date of the Relationship Agreement or with the necessary consents after the date on which the Relationship Agreement becomes unconditional; (d) appointing or removing the chief executive officer of the Issuer; or (e) increasing the numbers of directors holding office beyond 14.

Restrictions Applicable to TINTA and MediaOne

     TINTA and MediaOne have agreed amongst themselves that no transfers are permitted by members of the TINTA Group or the MediaOne Group before December 31, 1999 other than (a) to an "Affiliate" (defined as a person controlled by, controlling or under joint control with the relevant member of the TINTA Group or the MediaOne Group) or (b) with the written consent of the other and approval of the identity of the transferee and (if the transferee becomes a member of the TINTA Group or the MediaOne Group) the transferee agreeing to adhere to the Relationship Agreement or (c) pursuant to a Permitted Demerger.

Schedule 13D/A                                                     Page 9 of 13
Barbara Cox Anthony
Telewest Communications plc

     After, December 31, 1999, any proposed transfers by a member of the MediaOne Group or the TINTA Group will be subject to rights of first refusal in favor of the other of TINTA or MediaOne. These provisions will not apply to (a) transfers to an Affiliate of TINTA or MediaOne or (b) a transfer pursuant to a Permitted Demerger, provided that any transferee which becomes a member of the relevant group executes a deed of adherence to the Relationship Agreement.

     The Relationship Agreement also contains provisions for rights of first offer as between the MediaOne Group and the TINTA Group in the event of certain changes of control. Where the MediaOne Group or the TINTA Group is subject to a change of control for these purposes, the group which is unaffected by the change of control may offer to buy the shares of the affected group (or to sell its shares to the affected group) specifying a price at which it is prepared to buy or sell for these purposes or to consent to the change of control. If the unaffected group does not consent, the affected group has the right to choose whether to buy or sell at that price.

Restrictions Applicable to SBC and Cox

     Any transfers by SBC and its affiliates (the "SBC Group") or CCI and its affiliates (the "Cox Group") are subject to rights of first offer in favor of MediaOne and TINTA other than in respect of: (a) "Public Transfers" (defined in the Relationship Agreement as a transfer of shares through a brokerage transaction effected on a national securities exchange, Nasdaq or the London Stock Exchange, including a private transfer to a broker in anticipation of such a transfer); (b) transfers where the shares remain controlled by the transferor;
(c) transfers between members of the same shareholder group or from a shareholder in one group to a shareholder in the other, provided the transferee executes a deed of adherence to the Relationship Agreement; or (d) transfers following a general takeover offer for the Issuer (whether by a third party or by SBC or CCI).

Schedule 13D/A                                                    Page 10 of 13
Barbara Cox Anthony
Telewest Communications plc

Pre-emptive Rights

     In addition to the statutory pre-emptive provisions provided under the Companies Act 1985 (as amended), the Issuer has agreed pursuant to the Relationship Agreement that the TINTA Group, the MediaOne Group and the Cox Group will have the right to maintain a certain level of interest in the Issuer going forward.

     For so long as TW Holdings and/or the MediaOne Group and the TINTA Group control 50.1% or more of the voting rights in the Issuer they will have the right, on a dilative issue of shares, to require the Issuer to issue sufficient Ordinary Shares to them to enable them to maintain their interest at 50.1% or more on a fully diluted basis.

     Otherwise, and for so long as the MediaOne Group or the TINTA Group individually hold 15% or more of the Ordinary Shares ignoring Ordinary Shares issued pursuant to or for the purposes of share options, they will have the right to be notified of any issue of shares and (other than in the case of a rights issue by the Issuer) to increase their holdings in the Issuer to enable them to maintain their interest at 15% of the fully diluted Ordinary Shares. The Cox Group has equivalent rights (as well as each of the MediaOne Group and the TINTA Group if their respective shareholdings fall below 15%) to maintain their interest at 7.5% of the fully diluted Ordinary Shares for so long as it holds at least 7.5% of the Ordinary Shares in issue (ignoring Ordinary Shares issued pursuant to or for the purpose of share options.)

     These rights entitle the relevant shareholder group to purchase (at the time of the dilutive issue) additional newly issued Ordinary Shares for cash at a purchase price per share based on the average of the prices quoted on the London Stock Exchange for the ten days ending on the day preceding the day on which the right is exercised.

     The Issuer also has a general obligation to use its best efforts to ensure that any issue of shares is done in a manner that provides each shareholder group, regardless of their then current shareholding in the Issuer, with an opportunity to acquire additional Ordinary Shares to enable them to maintain their percentage of ownership.

APPOINTMENT OF DIRECTORS

     The Issuer's Articles of Association, as amended, provide that each of the Cox Group, the SBC Group and Vivendi S.A. ("Vivendi") and its affiliates (the "Vivendi Group") has the right to appoint one director to the Issuer's board of directors for so long as the

Schedule 13D/A                                                    Page 11 of 13
Barbara Cox Anthony
Telewest Communications plc

members of such group holds 7.5% of the outstanding Ordinary Shares or, following a dilutive issuance, 5% or more of the Ordinary Shares, provided that immediately before such dilutive issuance the TINTA Group, the MediaOne Group, the SBC Group, the Cox Group or the Vivendi Group held 7.5% or more of the outstanding Ordinary Shares. In addition, each committee of the Issuer's board of directors must include at least one director designated by TINTA and one director designated by MediaOne, and a majority of the members of each such committee shall be independent of TINTA and MediaOne.


REGISTRATION RIGHTS

     The Issuer has agreed that the TINTA Affiliate, the MediaOne Affiliates, the SBC Affiliate, the Cox Affiliate and Vivendi will have the right, subject to certain limited exceptions, to require the Issuer to include all or any portion of their Ordinary Shares in any registered offering by the Issuer of Ordinary Shares under the Securities Act or in a public offering under UK law. In addition, the TINTA Affiliate, the MediaOne Affiliates, the SBC Affiliate, the Cox Affiliate and Vivendi will have the right to cause the Issuer on up to ten separate occasions (two exercisable by each of the TINTA Affiliate, the MediaOne Affiliates, the SBC Affiliate, the Cox Affiliate and Vivendi) to offer all or any part of their Ordinary Shares for sale in a registered offering under the Securities Act or in a public offering under UK law.

     The foregoing summary of the Registration Rights Agreement, as amended, is qualified in its entirety by reference to the Registration Rights Agreement and Amendment No. 1 to the Registration Rights Agreement, copies of which were previously filed as Exhibit 7.02 to the original Schedule 13D or are incorporated by reference as Exhibit 7.06 to this Schedule 13D/A, respectively.

Schedule 13D/A                                                    Page 12 of 13
Barbara Cox Anthony
Telewest Communications plc

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     The SBCC Share Exchange Agreement, the Registration Rights Agreement, the Co-Operation Agreement and the Share Dealing Agreement were previously filed as Exhibits 7.01, 7.02, 7.03 and 7.04, respectively, to the original Schedule 13D.

     Exhibit 7.05 Amended and Restated Relationship Agreement by and among the Issuer, the MediaOne Affiliates, TINTA, the TINTA affiliate, CCI, the Cox Affiliate, SBC International, Inc. and the SBC Affiliate. (incorporated by reference to exhibit
                    10.55 of the Registration Statement on Form S-4 of Telewest Communications plc, Commission file no. 333-50201)

     Exhibit 7.06 Amendment No. 1 to the Registration Rights Agreement, by and among the Issuer, the TINTA Affiliate, the MediaOne Affiliates, the SBC Affiliate, Southwestern Bell International Holdings(UK-2) Corporation, the Cox Affiliate, GUHL and Vivendi.(incorporated by reference to exhibit 10.56 of the Registration Statement on Form S-4 of Telewest Communications plc, Commission file no. 333-50201)

Schedule 13D/A                                                    Page 13 of 13
Barbara Cox Anthony
Telewest Communications plc

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            BARBARA COX ANTHONY

            9/26/98                 By:      /s/ Barbara Cox Anthony
   _______________________                  __________________________________
             Date                           Barbara Cox Anthony